06066229

ACT ICA
SECTION 17(a)(1)
RULE 17a-7 + 17a-8
PUBLIC AVAILABILITY 12/27/06

December 27, 2006
Our Ref. No. 200612271435
GuideStone Financial, et al.
File No. 132-3

NoAct P.E. 12-27-06

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated December 27, 2006 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone Financial"), GuideStone Capital Management ("GuideStone Management"), and the Real Estate Securities Fund and the Global Bond Fund (collectively, the "Unregistered Funds) under section 17(a)(1) of the Investment Company Act of 1940 (the "1940 Act") if, under the circumstances described below and without obtaining an order from the Commission under the 1940 Act, the Unregistered Funds sell portfolio securities to affiliated, newly created series of the Guidestone Funds (the "Trust") in exchange for shares of the newly created series (the "New Serie

PROCESSED
JAN 22 2007
THOMSON FINANCIAL

Facts

You state the following: GuideStone Financial is a non-profit, non-stock corporation whose sole member is the Southern Baptist Convention. GuideStone Financial sponsors, maintains and/or administers various employee benefit plans for employees of churches and organizations controlled by, or associated with the Southern Baptist Convention. GuideStone Financial invests most of the employee benefit plan assets in series of the Trust, a registered open-end investment company, managed by GuideStone Management (a controlled affiliate of GuideStone Financial).[1] GuideStone Financial also invests some of the employee benefit plan assets in certain investment pools, including the Unregistered Funds, that are exempt from registration as investment companies pursuant to section 3(c)(14) of the 1940 Act.[2] The Unregistered Funds are managed by one or more sub-advisers who are responsible for the selection of the securities in which the Unregistered Funds invest and are otherwise unaffiliated with the Unregistered Funds, GuideStone Financial or GuideStone Management.

GuideStone Financial intends to engage in transactions by which all of the assets of each Unregistered Fund will be transferred to a corresponding New Series in exchange

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1 You state that the trustees of the Trust ("Trustees") shall refuse any investment in a series if, after such investment, GuideStone Financial would not hold with authority to vote, or indirectly control the vote of, at least 60% of any series' shares.

2 Section 3(c)(14) of the 1940 Act excepts certain church plans from the definition of investment company.

1371977

for shares of a New Series, whereupon the Unregistered Fund will distribute the shares of the corresponding New Series pro rata to its holders and terminate (a "Transaction"). You explain that each Transaction essentially entails a merger (as defined in rule 17a-8 under the 1940 Act) of an Unregistered Fund with a corresponding New Series whereby the New Series will be the surviving company.

Each New Series has the same investment objectives, investment policies and portfolio managers as its corresponding Unregistered Fund. GuideStone Financial believes that the plan participants would best be served through the use of the New Series, which will offer plan participants the added protections of the 1940 Act. The Transactions would allow the Unregistered Funds to sell portfolio securities to the New Series in exchange for shares of the New Series without the need to incur the costs of liquidating and reducing those investments to cash in order to purchase New Series shares.[3]

You represent that the Transactions will be effected consistent with the following representations (the "Representations"):

1) The Transactions will comply with the terms of paragraphs (b),[4] (c), (d), (e), (f) and (g) of rule 17a-7 under the 1940 Act and the provisions of rule 17a-8 under the 1940 Act (as these provisions apply to a merger between an unregistered fund that is eligible to rely on the rule and a registered investment company);[5]

2) The in-kind consideration accepted by each New Series will consist of securities that are appropriate, in type and amount, for investment by the New Series in light of its respective investment objectives and policies;[6]

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3 You represent that the Transactions will not result in a taxable event for investors in the Unregistered Funds or for investors in the New Series.

4 You note that the staff has provided no-action assurances with respect to the pricing requirements of rule 17a-7(b) under the 1940 Act. See, e.g., Federated Municipal Funds (pub. avail. Nov. 20, 2006) ("Federated") and United Municipal Bond Fund (pub. avail. July 30, 1992 and Jan. 27, 1995). You represent that certain assets of an Unregistered Fund may be transferred to the corresponding New Series, pursuant to the Transaction, consistent with the representations in those prior positions.

5 In addition, you represent that GuideStone Management has determined that participation in the Transactions would be in the best interests of the Unregistered Funds. See generally Federated (addressing, among other things, the duty of loyalty as it applies in connection with transactions between two clients of an investment adviser effected in reliance on rule 17a-7 under the 1940 Act).

6 You represent that all of the portfolio securities being sold to the New Series by the Unregistered Funds are consistent with this Representation.

3) The Unregistered Funds and the New Series have the same procedures for determining their net asset values and will follow those procedures in determining the amount of shares.[7] The board of trustees of the Trust (the "Board") approved the procedures for the New Series. The approved procedures also include the preparation of a report by an independent evaluator to be considered by the Board in assessing the value of any securities (or other assets) for which market quotations are not readily available, that sets forth the fair value of each such asset as of the date of the transaction. The independent evaluator would be a person who has expertise in the valuation of securities and other financial assets and who is not an interested person, as defined in section 2(a)(19) of the 1940 Act, of the Unregistered Funds or any affiliated person of the Unregistered Funds (other than the New Series);

4) The redemptions from the Unregistered Fund will be effected simultaneously with the purchases by each corresponding New Series;

5) The New Series will effect the Transactions pursuant to procedures adopted by the Board, including a majority of those trustees who are not "interested persons" of the Trust within the meaning of section 2(a)(19) of the 1940 Act ("Independent Trustees"), that are reasonably designed to provide that the Transactions are conducted in a manner consistent with (2) through (4) above;

6) The Trust will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the Transactions occurred, the first two years in an easily accessible place, a copy of its in-kind purchase procedures, as well as other records for the in-kind purchase setting forth a description of the composition of each Unregistered Fund's investment portfolio (including each asset's value) immediately prior to the in-kind purchase, a description of each portfolio security delivered in connection with the in-kind purchase, the terms of the in-kind purchases, the information or materials upon which the asset valuations were made, and a description of the composition of each New Series's investment portfolio (including each asset's value) one month after the in-kind purchase;

7) GuideStone Management will, consistent with its fiduciary duties, disclose to the Independent Trustees the existence of, and all of the material facts relating to, any conflicts of interest between GuideStone Management and the New Series with regard to

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7 You represent that the values determined by each Unregistered Fund for the portfolio securities that comprise the in-kind consideration will be the same as the values used by the New Series in determining the amount of shares issued to the corresponding Unregistered Fund because each Unregistered Fund and corresponding New Series uses the same procedures to value their portfolio securities. You represent that, therefore, the Unregistered Funds will effect their part of the Transactions consistent with the requirements of rule 22c-1 under the 1940 Act although they are not subject to that rule.

the Transactions to facilitate the ability of the Independent Trustees to evaluate and approve the Transactions; and

8) GuideStone Management will bear the costs associated with the Transactions.

Analysis

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company (a "first-tier affiliate"), or any affiliated person of such person (a "second-tier affiliate"), acting as principal, from knowingly selling any security or other property to the registered investment company.[8] Section 17(a) was designed to prevent self-dealing and other forms of overreaching of a registered investment company by its affiliates.[9] In particular, the section protects investors by prohibiting "a purchase or sale transaction when a party to the transaction has both the ability and the pecuniary incentive to influence the actions of the investment company."[10]

Section 17(a)(1) may be interpreted to prohibit the Transactions because the Unregistered Funds would act as principals in the Transactions, and because the Unregistered Funds and the New Series may be deemed to be affiliates of each other.[11] The Transactions raise the concerns underlying section 17(a)(1) of the 1940 Act because GuideStone Financial and its affiliates may use their influence to cause the New Series to accept unwanted portfolio securities, and to issue its shares to the Unregistered Fund in exchange for consideration (i.e., portfolio securities) that is of lesser value than the shares issued.[12]

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8 See section 2(a)(3) of the 1940 Act defining "affiliated person" of another person. First- and second-tier affiliates are referred to collectively as "affiliates."

9 See Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001).

10 See Mergers and Consolidations Involving Registered Investment Companies, Investment Company Act Release No. 10886 (Oct. 2, 1979), citing Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess., at 256-259 (1940).

11 You indicate that the Unregistered Funds and the New Series may be deemed to be first-tier affiliates of each other pursuant to section 2(a)(3)(C) of the 1940 Act because they may be deemed to be under the common control of GuideStone Financial.

12 See, e.g., Exemption of Certain Purchase or Sale Transactions Between a Registered Investment Company and Certain Affiliated Persons Thereof, Investment Company Act Release No. 11136 (Apr. 21, 1980) at n.11 and accompanying text.

You state that the Unregistered Funds cannot rely on rule 17a-8 under the 1940 Act, which exempts mergers between registered investment companies, and between registered investment companies and certain affiliated entities (namely, bank common and collective trust funds and insurance company separate accounts, collectively the "Specified Entities"). You acknowledge that the Unregistered Funds are not Specified Entities. The Commission has addressed on a case-by-case basis through the exemptive process the mergers of registered investment companies with non-Specified Entities, and has imposed conditions to those mergers that address the possibility of overreaching by the non-Specified Entities.[13] Those conditions require compliance with all of the requirements of rule 17a-8 under the 1940 Act (other than with respect to Specified Entities). In addition, the conditions require compliance with the requirements of rule 17a-7 under the 1940 Act (except for rule 17a-7(a)'s requirement that the merger be for cash payment).[14]

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13 See MMA Praxis Mutual Funds, Investment Company Act Rel. Nos. 26472 (June 23, 2004) (notice) and 26500 (July 20, 2004) (order); PBHG Funds, Investment Company Act Rel. Nos. 26092 (July 1, 2003) (notice) and 26148 (Aug. 12, 2003) (order); Stratigos Fund, Investment Company Act Rel. Nos. 25839 (Dec. 2, 2002) (notice) and 25879 (Dec. 20, 2003) (order). In those orders, the Commission granted exemptive relief pursuant to section 17(b) of the 1940 Act to certain entities that were relying on the exclusions from the definition of investment company in sections 3(c)(1), 3(c)(7) and 3(c)(11) of the 1940 Act to allow them to transfer all or substantially all of their assets in exchange for shares of newly created registered open-end investment companies. You contend that similar relief should be available for other entities that are excepted from the definition of investment company by other provisions of the 1940 Act, including, as relevant here, section 3(c)(14) of the 1940 Act. We agree.

14 Rule 17a-7 provides conditional relief from the prohibitions of section 17(a) of the 1940 Act. Paragraph (a) of rule 17a-7 provides that a transaction occurring in reliance on the rule must be "a purchase or sale, for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available." You acknowledge that the Unregistered Funds cannot conduct the Transactions in reliance on rule 17a-7 under the 1940 Act because the Transactions will not entail "cash payment against prompt delivery of a security for which market quotations are readily available" (as required by rule 17a-7(a)), but rather will entail the payment of in-kind consideration for fund shares. See generally Investment Company Act Rel. No. 25666 (July 18, 2002) (the "2002 Release") at fn 31. In the 2002 Release, the Commission indicated that funds should not rely on certain prior staff no-action positions ("No-Action Positions") under section 17(a) of the 1940 Act and rule 17a-7 thereunder with respect to the merger of a registered investment company with an unregistered investment company in a transaction involving non-cash consideration. We note that the Representations provide greater protection from the abuses that section 17(a) of the 1940 Act was designed to address than the representations in the No-Action Positions (e.g., the Representations require compliance with rule 17a-8 under the 1940 Act, including the use of an independent evaluator to assist in assessing the value of any assets to be transferred for which market quotations are not available).

You contend that the Transactions would not raise the concerns underlying the prohibitions of section 17(a) of the 1940 Act if they are conducted pursuant to the Representations because they are consistent with the conditions in the orders and address the concerns underlying section 17(a). For instance, the Representations require scrutiny of the in-kind consideration to ensure that it is appropriate, in type and amount, for investment by each New Series in light of its investment objectives and policies. In addition, the Unregistered Funds and New Series would comply with all of the conditions of rule 17a-8 under the 1940 Act which, among other things, require an independent evaluator to value the assets to be transferred for which market quotations are not readily available.

On the basis of the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against GuideStone Financial, GuideStone Management or the Unregistered Funds under section 17(a)(1) of the 1940 Act if the Unregistered Funds sell portfolio securities to the New Series without obtaining an order from the Commission under the 1940 Act in the manner described in your letter. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. Specifically, our position is limited to mergers of a non-Specified Entity and a newly created registered investment company without shareholders, other than the investment adviser or its affiliates.[15]

Sara P. Crovitz
Senior Counsel

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[15] Our position in this letter is not limited to Non-Specified Entities that, like the Unregistered Funds, are not registered with the Commission as investment companies in reliance on the exclusion from the definition of investment company in section 3(c)(14) of the 1940 Act.

We note that, in the context of amendments to rule 17a-8 under the 1940 Act, the Commission stated that mergers between registered investment companies and affiliated entities that are not Specified Entities must either comply with rule 17a-7 or rule 17a-8 or the parties must seek exemptive relief. See the 2002 Release at fn. 31 and accompanying text. The Unregistered Funds, the New Series, GuideStone Financial and GuideStone Management, however, represent that they generally will comply with the requirements of both rule 17a-7 and 17a-8 under the 1940 Act, except as explained above, and will also comply with the Representations which enhance the requirements of the rules. See Representations 2, 3, 6, 7, and 8. In addition, you note that the Unregistered Funds propose to transfer assets into newly created investment companies that do not have any other shareholders. Thus, the potential for overreaching the shareholders of a registered investment company (i.e., the New Series) is significantly diminished.

Kirkpatrick & Lockhart Nicholson Graham LLP

1601 K Street, N.W.
Washington, DC 20006-1600
202.778.9000
Fax 202.778.9100
www.klng.com

Investment Company Act of 1940
Section 17(a)(1)

December 27, 2006

VIA MESSENGER

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U. S. Securities and Exchange Commission
Mail Stop 0506
100 F Street, N.E.
Washington, D.C. 20549

Re: Investment Company Act of 1940, Section 17(a)

Dear Mr. Scheidt:

We are seeking the concurrence of the staff of the Division of Investment Management that it will agree not to recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(a)(1) of the Investment Company Act of 1940, as amended (the "Investment Company Act") against GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone Financial"), GuideStone Capital Management ("GuideStone Management"), and the Real Estate Securities Fund and the Global Bond Fund (collectively, the "Unregistered Funds") if, under the circumstances described below and without obtaining an order from the Commission pursuant to Section 17(b) of the Investment Company Act, the Unregistered Funds transfer in-kind assets to affiliated, newly created series of GuideStone Funds (the "Trust") in exchange for shares of the newly created series.

I. BACKGROUND

A. GuideStone Financial

GuideStone Financial is a non-profit, non-stock corporation organized under the Texas Non-Profit Corporation Act.[1] The Southern Baptist Convention ("SBC"), also a non-profit

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1 Tex. Rev. Civ. Stat. Ann. art. 1396 -1.01 -11.01 (Vernon 1980 & Supp. 1995).

corporation, is the sole member of GuideStone Financial. The business and operations of GuideStone Financial are managed by approximately 50 trustees, all of whom are elected by the SBC. GuideStone Financial trustees are not compensated for their service and do not include any salaried officers or employees of GuideStone Financial. GuideStone Financial trustees, in turn, elect officers of GuideStone Financial to run GuideStone Financial's day-to-day operations.

GuideStone Financial is one of four non-profit SBC boards. The SBC is a non-profit Georgia corporation serving the Southern Baptist churches affiliated with the SBC. The SBC was organized in 1845 by the messengers from missionary societies, churches, and other religious bodies of the Baptist denomination for the purpose of providing

> "a general organization for Baptists in the United States and its territories for the promotion of Christian missions at home and abroad and any other objects such as Christian education, benevolent enterprises, and social services which it may deem proper and advisable for the furtherance of the Kingdom of God."[2]

The SBC serves primarily as the coordinating body for the activities and implementation of the policies of those churches that voluntarily join the SBC.

GuideStone Financial sponsors, maintains, and/or administers various employee benefit plans ("Baptist Plans") which provide retirement and welfare benefits for the employees of churches and organizations controlled by, or associated with, the SBC. GuideStone Financial also provides personal investment programs for individuals who are eligible to participate in the Baptist Plans and for the spouses of these individuals, and provides investment opportunities for certain other organizations and individuals that it is authorized by the SBC to serve.

GuideStone Financial invests most Baptist Plan assets and GuideStone Financial assets in series of the Trust. In addition, GuideStone Financial maintains certain Southern Baptist investment pools, including the Unregistered Funds, which are exempt from registration in reliance on Section 3(c)(14) of the Investment Company Act and Section 3(a)(13) of the Securities Act of 1933, as amended. Each Unregistered Fund is professionally managed by one or more sub-advisers who are responsible for the selection of the securities in which the Unregistered Fund invests. The sub-advisers are otherwise unaffiliated with the Unregistered Funds, GuideStone Financial and GuideStone Management, the investment adviser of the Trust.

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2 Introduction to the Constitution of the SBC.

Like all series of the Trust, the Unregistered Funds are managed in accordance with the moral and ethical principles of the SBC.[3]

GuideStone Financial proposes to transfer in-kind all of the assets of each Unregistered Fund to a corresponding newly created series of the Trust in exchange for shares of that series ("the Proposed Exchanges"). Each Unregistered Fund will terminate following the transfer of its assets to the corresponding new series.

B. GuideStone Funds and the New Series

The Trust, an open-end management investment company registered under the Investment Company Act, currently has 17 active series. Investments in the Trust are not offered to the general public. Shares of the Trust may be sold only to employee benefit plans and other organizations and individuals that GuideStone Financial is authorized to serve, including GuideStone Financial and its controlled affiliates.

The Trust has registered with the Commission two new series of shares, the Real Estate Securities Fund and the Global Bond Fund (collectively, the "New Series"), by filing post-effective amendments to the Trust's registration statement on Form N-1A on September 15, 2006 and November 21, 2006. The New Series became effective on December 1, 2006.[4] Each New Series will employ at least one investment sub-adviser that is not affiliated (except by virtue of serving as a sub-adviser) with the Trust, GuideStone Financial or GuideStone Management, the New Series' investment adviser, to manage its assets. Each New Series initially will offer one class of shares, the GS4 Class. GS4 Class shares of the New Series will not be subject to any front-end or contingent deferred sales charges, redemption fees, or distribution fees. GS4 Class shares will be subject to an annual service fee of 19 basis points.

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3 Each series of the Trust is subject to a fundamental policy that its assets may not be invested in any company that is publicly recognized (as determined by GuideStone Financial's internal Investment Policy Committee and the Trustee Investment Committee of GuideStone Financial) as being in the liquor, tobacco, gambling, pornography, or abortion industries or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial (also referred to as the "Investment Guidelines"). The Unregistered Funds are subject to identical Investment Guidelines.

4 The New Series have not yet commenced operations and intend to do so immediately after the Proposed Exchanges, on or about January 1, 2007.

Each New Series has the same investment objective, investment strategies and portfolio manager(s) as the corresponding Unregistered Fund. The Real Estate Securities Fund's investment objective is to seek long-term capital appreciation and current income. The Real Estate Securities Fund will invest mainly in securities of real estate investment trusts and other real estate companies. The Global Bond Fund's investment objective is to maximize total return through capital gains and current income while preserving principal value. The Global Bond Fund will invest mainly in a diversified portfolio of fixed income instruments across different industries and sectors of the fixed income market.

A majority of the trustees of the board of trustees of the Trust (the "Board") are not "interested persons," as defined in Section 2(a)(19) of the Investment Company Act, of the Trust (the "Independent Trustees"). The Independent Trustees select and nominate other Independent Trustees. In addition, the Independent Trustees are represented by outside legal counsel for the Independent Trustees, and such counsel has been determined by the Independent Trustees to be "independent legal counsel," as defined by Rule 0-1(a)(6) under the Investment Company Act.

The Trust Instrument of the Trust provides that the Board shall have the right to refuse to accept investments in any series at any time without any cause or reason therefor whatsoever. The Board shall refuse to accept any investments in any series, if, after such investment, GuideStone Financial would not hold with the authority to vote, or indirectly control the vote of, at least 60% of any series's shares. GuideStone Financial controls the vote of at least this percentage in each series of the Trust, and will control at least this percentage in each New Series, by virtue of its legal ownership of shares of the Trust on behalf of the Baptist Plans, as well as assets it holds directly.

GuideStone Management, a controlled affiliate of GuideStone Financial, will serve as investment adviser to the New Series. GuideStone Management is a non-profit, non-stock corporation organized in Texas and is registered as an investment adviser under the Investment Advisers Act of 1940.

C. The Proposed Exchanges

The Proposed Exchanges are scheduled to occur on or about December 29, 2006 (the "Closing Date"), subject to receipt of the relief requested herein. It is proposed that all of the assets of each Unregistered Fund will be transferred to the corresponding New Series in exchange for shares of the New Series, whereupon the Unregistered Fund will distribute the shares of the corresponding New Series pro rata to its holders and terminate. The Proposed Exchanges will involve no brokerage commissions, fees or other expenses, other than customary transfer fees.

Each New Series will operate under the identical Investment Guidelines as the corresponding Unregistered Fund, and will have the same investment objective, policies and practices as the corresponding Unregistered Fund. The Proposed Exchanges are designed to provide current Unregistered Fund holders substantially the same assets and investment vehicle currently available to them, but in a registered investment company structure. The Proposed Exchanges will allow GuideStone Financial to transfer in-kind assets to the New Series without the need to incur the costs of liquidating and reducing to cash the portfolio securities held by the Unregistered Funds.

Because the Unregistered Funds may be considered affiliated persons of the New Series, as that term is defined in Section 2(a)(3) of the Investment Company Act, an in-kind purchase of the type contemplated would be subject to the prohibitions on affiliated transactions contained in Section 17(a) of the Investment Company Act.

II. APPLICABLE LAW AND LEGAL DISCUSSION

A. Applicable Law

Section 17(a)(1) of the Investment Company Act, in pertinent part, makes it unlawful for an affiliated person of a registered investment company (or any affiliated person of such person), acting as principal, knowingly to "sell" to such registered investment company any security or other property (except securities of which the buyer is an issuer). The Commission has observed that Section 17(a) was designed mainly to prohibit "a purchase or sale transaction when a party to the transaction has both the ability and the pecuniary incentive to influence the actions of the investment company."[5]

Section 2(a)(3) of the Investment Company Act defines the term "affiliated person" of another person to include (i) any person directly or indirectly owning, controlling, or holding with the power to vote, five percent or more of the outstanding voting securities of such other person; (ii) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote, by such other person; (iii) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (iv) if such other person is an investment company, any investment adviser thereof.

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5 See Investment Company Act Release No. 10886 (Oct. 2, 1979), *citing* Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess., at 256-59 (1940).

Because the Unregistered Funds might be viewed as acting as principal in the Proposed Exchanges, and because the Unregistered Funds and the New Series might be deemed to be affiliates of each other pursuant to Section 2(a)(3)(C) of the Investment Company Act because they may be viewed as being under common control of GuideStone Financial, the Proposed Exchanges may be subject to the prohibitions of Section 17(a).

In addition, GuideStone Financial is an "affiliated person" of the Unregistered Funds and will be an affiliated person of the New Series by virtue of share ownership. After the Proposed Exchanges, GuideStone Financial will own more than 5% of the outstanding voting securities of each New Series.

We note that the Commission has adopted Rule 17a-7 and Rule 17a-8 under the Investment Company Act, which exempt certain transactions from the prohibitions of Section 17(a) of the Investment Company Act. Rule 17a-7 provides generally that purchase or sale transactions between a registered investment company and an entity that is an affiliated person (or an affiliated person of an affiliated person), where the affiliation exists solely by reason of the entities having a common investment adviser, investment advisers that are affiliated persons of each other, common directors and/or common officers, are exempt from Section 17(a) of the Investment Company Act, provided the following conditions are met: (a) the transaction is for no consideration other than cash against prompt delivery of a security for which market quotes are readily available; (b) the transaction is effected at the "independent current market price" of the security as defined in paragraph (b) of Rule 17a-7; (c) the transaction is consistent with the policies of the registered investment companies involved; (d) no brokerage commission, fee (except for customary transfer fees) or other remuneration will be paid; (e) the board of directors of the investment company, including a majority of the directors who are not interested persons of such investment company ("independent directors") have adopted procedures reasonably designed to provide that conditions (a) through (d) have been complied with and monitor such compliance quarterly; (f) a majority of the directors of the investment company are independent directors, and these directors select and nominate other independent directors of the company and any person who acts as outside counsel for the independent directors of the company is an independent legal counsel; and (g) the investment company maintains and preserves certain records regarding the transactions. In addition, the registered investment company must comply with Rule 31a-2 under the Investment Company Act.

In pertinent part, Rule 17a-8 provides generally that certain transactions (including mergers, consolidations and purchases or sales of substantially all of the assets of a company (collectively, "Asset Acquisitions")) between registered investment companies, or between a registered investment company and a bank common trust fund, bank collective trust fund or an insurance company separate account ("Specified Entity") (provided the surviving entity is a registered investment company), shall be exempt form Section 17(a) of the Investment Company Act, provided that: (i) the board of directors of any registered investment company participating the Asset Acquisition, including a majority of the independent directors, determines that the investment company's participation in the Asset Acquisition is in the best interests of the investment company and the interests of the existing shareholders will not be diluted as a result of the Asset Acquisition; (ii) the directors have requested and evaluated such information as may reasonably be necessary to those determinations, and have considered and given appropriate weight to all pertinent factors; (iii) in determining whether the interests of shareholders will not be diluted, the directors have approved procedures for the valuation of assets to be conveyed by each Specified Entity participating in the Asset Acquisition, including arranging for the preparation of report by an independent evaluator (as defined in the Rule) to be considered in assessing the value of any assets for which market quotations are not readily available and that sets forth the fair value of each such asset as of the date of the Asset Acquisition; and (iv) the determinations required in (i) above and the bases thereof, including the factors considered by the directors, are recorded fully in the minute books of the registered investment company.

In addition, Rule 17a-8 requires that (i) subject to limited exceptions stated in the rule, the Asset Acquisition be approved by vote of a majority of the outstanding voting securities of any registered investment company that is not the surviving entity; (ii) a majority of the directors of the registered investment company must be independent directors and those directors select and nominate other independent directors of the company; (iii) any person who acts as outside legal counsel for the independent directors of the company must be an independent legal counsel; and (iv) the surviving investment company must maintain and preserve certain records regarding the Asset Acquisition.

The Trust cannot rely on Rule 17a-7 in connection with the Proposed Exchanges because the Proposed Exchanges will be in-kind transfers involving consideration other than cash. In addition, the Trust cannot rely on Rule 17a-7 in connection with the Proposed Exchanges because after the Proposed Exchanges, GuideStone Financial will own five percent or more of the outstanding voting securities of the New Series, and thus the Unregistered Funds may be deemed to be affiliated persons of the New Series for reasons other than those set forth in the rule.

The Trust cannot rely on Rule 17a-8 in connection with the Proposed Exchanges because the Unregistered Funds are not registered investment companies or Specified Entities. We note, however, that the Proposed Exchanges will substantially comply with the other provisions of Rule 17a-7 and Rule 17a-8, as further described below.

Although Section 17(a) may be deemed to apply to a particular transaction, the Commission staff has granted no-action relief in the past when, in the staff's view, the transaction might be effected fairly without implicating the concerns underlying Section 17(a). In *GE Institutional Funds* (pub. avail. Dec. 21, 2005), the staff granted relief from Section 17(a) to permit affiliated in-kind purchase transactions provided certain procedures were followed. The staff was satisfied that the in-kind purchase transactions described in that letter would be effected fairly and not implicate the concerns underlying Section 17(a). For the reasons and under the circumstances described below, we believe the staff can make a similar determination with respect to the proposed in-kind purchase and, therefore, should grant the requested no-action relief.

B. Procedures for the Proposed Exchanges

The Proposed Exchanges will be effected only pursuant to certain procedures ("Procedures") that will be adopted by the Board, including a majority of the Independent Trustees. As discussed below, the Procedures are consistent with conditions previously imposed by the Commission for conducting similar in-kind purchases and, we believe, would adequately address the concerns underlying the prohibitions in Section 17(a) of the Investment Company Act. The Procedures are:

(1) The Proposed Exchanges will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the Investment Company Act (subject to the discussion of Rule 17a-7(b) below) and the provisions of Rule 17a-8 under the Investment Company Act (as these provisions apply to a merger between an unregistered fund that is eligible to rely on the rule and a registered investment company);

(2) The in-kind consideration accepted by each New Series will consist of securities that are appropriate, in type and amount, for investment by the New Series in light of its respective investment objectives and policies;[6]

(3) The Unregistered Funds and the New Series have the same procedures for determining their net asset values and will follow those procedures in determining

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6 Each Unregistered Fund will transfer all of its portfolio securities to the corresponding New Series in the Proposed Exchanges, and all of the portfolio securities to be transferred to the New Series will be consistent with this representation.

the amount of shares.[7] The Board has approved the procedures for the New Series. The approved procedures include the preparation of a report by an independent evaluator to be considered in assessing the value of any securities (or other assets) for which market quotations are not readily available, that sets forth the fair value of each such asset as of the date of the transaction. The independent evaluator would be a person who has expertise in the valuation of securities and other financial assets and who is not an interested person, as defined in section 2(a)(19) of the Investment Company Act, of the Unregistered Funds or any affiliated person of the Unregistered Funds (other than the New Series);[8]

(4) The redemptions from the Unregistered Funds will be effected simultaneously with the purchases by each corresponding New Series;

(5) The New Series will effect the Proposed Exchanges pursuant to procedures adopted by the Board, including a majority of the Independent Trustees, that are

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7 The prices determined for securities of each Unregistered Fund will be the same as the prices determined for deposit of securities to the corresponding New Series since the Unregistered Funds and the New Series use the same procedures to determine the prices of portfolio securities. Therefore, the value ascribed to the in-kind consideration by a New Series, for purposes of determining the amount of shares to sell to a corresponding Unregistered Fund, will be the same as the value that the corresponding Unregistered Fund will ascribe to the in-kind consideration used to purchase shares of that New Series. Accordingly, the Unregistered Funds will effect their part of the Proposed Exchanges consistent with the requirements of Rule 22c-1 under the Investment Company Act, although they are not subject to that rule.

8 It is not anticipated that either Unregistered Fund will transfer any security in the Proposed Exchanges for which a value from an independent pricing service is not available (the Unregistered Funds and the New Series use the same independent pricing service, FT Interactive Data Corporation). Consequently, it is anticipated that an additional report by an Independent Evaluator, as described above, will not be necessary. In any case, we note that FT Interactive Data Corporation, which has expertise in the valuation of securities and other financial assets and which is not an interested person, as defined in section 2(a)(19) of the Investment Company Act, of the Unregistered Funds, meets the definition of an Independent Evaluator under Rule 17a-8.

reasonably designed to provide that the Proposed Exchanges are effected in a manner consistent with (2) through (4) above;

(6) The Trust will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the purchase occurred, the first two years in an easily accessible place, a copy of its in-kind purchase procedures, as well as other records for the purchase in-kind setting forth a description of the composition of each Unregistered Fund's investment portfolio (including each asset's value) immediately prior to the in-kind purchase, a description of each security delivered in connection with the in-kind purchase, the terms of the in-kind purchases, the information or materials upon which the asset valuations were made, and a description of the composition of each New Series's investment portfolio (including each asset's value) one month after the in-kind purchase;

(7) GuideStone Management will, consistent with its fiduciary duties, disclose to the Independent Trustees the existence of, and all of the material facts relating to, any conflicts of interest between GuideStone Management and the New Series with regard to the Proposed Exchanges to facilitate the ability of the Independent Trustees to evaluate and approve the Proposed Exchanges[9]; and

(8) GuideStone Management will bear the costs associated with the Proposed Exchanges.

Under the foregoing procedures, no first- or second-tier "affiliated person" of a New Series would be in a position to overreach the New Series by causing it to accept unwanted portfolio securities in connection with the Proposed Exchanges. The procedures to be used to value the in-kind securities in connection with the Proposed Exchanges would be based on objective, verifiable valuation measures, and these procedures would be the same as those used to compute the net asset value of both the Unregistered Funds and New Series. The Unregistered Funds would value the securities for the Proposed Exchanges on the same day that the New

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9 See Tannenbaum v. Zeller, 552 F.2d 402, 418 (2d Cir. 1977), cert. denied, 434 U.S. 934 (1977) (stating that the investment adviser had a duty to disclose information to the unaffiliated directors of the fund "in every case where there was even a possible conflict of interest" between the interests of the adviser and the interests of the fund).

Series would value the securities to be used for the in-kind purchase of GS4 Class shares. In light of the protections afforded by the proposed Procedures, therefore, no Unregistered Fund or other first- or second-tier affiliate of a New Series would be in a position to cause the New Series to issue its shares for in-kind consideration that was not of equivalent value to the shares being issued.

C. Rule 17a-7(b)

While the securities to be transferred in the Proposed Exchanges will be valued in a manner consistent with Rule 17a-7(b), we note that the pricing procedures for the Unregistered Funds and the New Series at times will not follow precisely the methodology set forth in Rule 17a-7(b)(1).[10] In these instances, the portfolio securities to be transferred in Proposed Exchanges will be valued in a manner consistent with staff no-action positions regarding Section 17(a) of the Investment Company Act and/or Rule 17a-7(b) thereunder. First, the pricing procedures provide that securities traded primarily on the Nasdaq Stock Market are valued at the Nasdaq Official Closing Price ("NOCP") provided by Nasdaq each business day. The staff has stated that in its view, the use of the NOCP is consistent with the policies of Section 17(a) and Rule 17a-7.[11] Second, in determining the "current market prices" of certain bonds, the Unregistered Funds and the New Series may utilize the prices determined by FT Interactive Data Corporation for bonds which are not exchange traded in accordance with the conditions in the *United Municipal Bond Fund* no-action letters (pub. avail. July 30, 1992 and Jan. 27, 1995), which authorized the use of an independent pricing service to determine the current market price of certain municipal bonds.[12]

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10 We note that the staff previously has granted relief in similar circumstances to permit use of "net asset value" valuation procedures that were different from the procedures described in Rule 17a-7(b). See, e.g., Trust Funds Institutional Managed Trust (pub. avail. Jul. 20, 1988). The incoming letter in that case noted that shareholders would not be disadvantaged by use of "net asset value" procedures and, in fact, could in certain cases enjoy a windfall if rule 17a-7(b) procedures were used instead to value the securities for making an in-kind purchase.

11 Federated Municipal Funds, (pub. avail. Nov. 20, 2006).

12 See also Federated Municipal Funds, id. (no-action relief granted from Section 17(a) to permit certain affiliated funds to use prices provided by an independent pricing service when engaging in Rule 17a-7 transactions involving certain municipal securities for which market quotations are not readily available).

In light of these previous staff positions and the various procedures that will accompany use of the valuation methods for the Proposed Exchanges, as described above, the use of these methods should not in any way result in disadvantages for the Unregistered Funds or the New Series.

D. Analysis and Policy Considerations

Each of the Proposed Exchanges essentially entails the "merger," as defined in Rule 17a-8, of an Unregistered Fund with a corresponding New Series, whereby the New Series (*i.e.*, a series of a registered investment company) will be the surviving fund. However, the Unregistered Funds and the Trust cannot rely on Rule 17a-8 in connection with the Proposed Exchanges because the Unregistered Funds are not registered investment companies or Specified Entities.

The Commission previously has issued exemptive orders granting relief of the type sought here to permit mergers of registered investment companies and non-Specified Entities.[13] In those orders, the Commission granted exemptive relief pursuant to Section 17(b) of the Investment Company Act to certain non-Specified Entities that were relying on the exclusions from the definition of investment company in Sections 3(c)(1), 3(c)(7) and 3(c)(11) of the Investment Company Act to allow them to transfer all or substantially all of their assets in exchange for shares of newly created registered investment companies, subject to conditions designed to prevent overreaching by the non-Specified Entities. We believe that similar relief should be available for other non-Specified Entities, such as the Unregistered Funds, that are excepted from the definition of investment company by other provisions in the Investment

13 See MMA Praxis Mutual Funds, Investment Company Act Rel. Nos. 26472 (June 23, 2004) (notice) and 26500 (July 20, 2004) (order); PBHG Funds, Investment Company Act Rel. Nos. 26092 (July 1, 2003) (notice) and 26148 (Aug. 12, 2003) (order); Stratigos Fund L.L.C., Investment Company Act Release Nos. 25839 (Dec. 2, 2002) (notice), and 25879 (Dec. 30, 2002) (order).

We further note that the Trust, GuideStone Financial and GuideStone Management have previously received exemptive relief from the Commission to permit them to effect transactions substantially similar to the Proposed Exchanges. AB Funds Trust, Annuity Board of the Southern Baptist Convention, SBC Financial Services, Inc., Investment Company Act Release Nos. 24999 (June 7, 2001) (notice), and 25054 (June 29, 2001) (order); File No. 812-12406.

Company Act, including Section 3(c)(14), provided that the conditions of the relief are met. The conditions of the relief require compliance with all of the requirements of Rule 17a-8 under the Investment Company Act (other than with respect to Specified Entities) and compliance with all the requirements of Rule 17a-7 under the Investment Company Act (other than the requirement for cash payment).

The Proposed Exchanges would not raise the concerns underlying the prohibitions of Section 17(a) of the Investment Company Act if they are conducted pursuant to the Procedures described above because the Procedures are consistent with the conditions in the exemptive orders and address the concerns underlying Section 17(a). The Procedures are designed to ensure that the Proposed Exchanges generally will comply with the requirements of Rules 17a-7 and 17a-8 under the Investment Company Act, except as described above, and include provisions which enhance the requirements of those rules. Specifically, the requirements of the Procedures in paragraphs (2) (regarding the suitability of the assets to be transferred to the New Series); (3) (regarding the requirement that the Unregistered Funds and the New Series have the same pricing procedures); (6) (regarding certain recordkeeping requirements); (7) (regarding disclosure of any conflicts of interest by management) and (8) (regarding the payment of costs associated with proposed exchanges) exceed the requirements of Rules 17a-7 and 17a-8 and are designed to ensure that the concerns of overreaching by the Unregistered Funds are addressed.

There are no adverse policy considerations that should concern the staff under the proposed in-kind transactions. The terms of this investment would be reasonable and fair to shareholders of the New Series and the Unregistered Funds and consistent with the policies of the affected funds and the general purposes of the Investment Company Act.

1. *Fairness to Shareholders*

GuideStone Financial is transferring the assets of the Unregistered Funds because GuideStone Financial and GuideStone Management believe that the Baptist Plan participants would be best served through the use of the New Series. The SBC, through GuideStone Financial, seeks to provide Baptist Plans and other affiliates of the SBC with low cost responsible investment products and the proposed use of mutual funds promotes these goals. The New Series will provide the potential for further diversification for investors in the Trust, and will afford the current holders of the Unregistered Funds an opportunity to continue their investment program with the added benefit of the protections of the federal securities laws, including the Investment Company Act.[14]

The Proposed Exchanges will be on terms that are fair and reasonable and are consistent with the policies, provisions and purposes of the Investment Company Act. Prior to the Proposed Exchanges the Board must determine that the terms of the Proposed Exchanges, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned and that the Proposed Exchanges are consistent with the policies of the Trust and each New Series. In addition, the Proposed Exchanges will be approved by the Board in the manner required by Rule 17a-8 under the Investment Company Act. Specifically, the Proposed Exchanges will not occur unless and until the Board, including a majority of the Independent Trustees, finds that participation by each New Series in the Proposed Exchanges is in the best interests of the New Series and its shareholders and that the interests of any existing shareholders of the New Series will not be diluted as a result of the Proposed Exchanges.[15] These findings, and the basis upon which they are made, will be recorded in the minute books of the Trust. The Board will take into consideration that (1) the assets of the Unregistered Funds that are to be transferred to the New Series will be valued in accordance with Rule 17a-7(b), as described herein; (2) no sales charges, redemption fees or exchange fees will be imposed in connection with the Proposed Exchanges; (3) GuideStone Management will bear any costs associated with the Proposed Exchanges; (4) the conditions and policies of Rule 17a-8 will be followed; (5) the Proposed Exchanges will not result in a taxable event for investors in the Unregistered Funds or for investors in the New Series; and (6) the Unregistered Funds and the New Series have the same investment objectives and policies.

The Proposed Exchanges will allow the Trust to avoid incurring unnecessary brokerage fees and other transaction costs (which would ultimately be born by investors) in connection with the organization of the New Series from collective investment instruments to mutual funds. If the requested relief is not granted (and no other avenue for possible relief may be pursued in a timely fashion), in order to organize the New Series, the Unregistered Funds would be forced to sell portfolio securities they hold to realize cash proceeds to distribute to the New Series, and the New Series would incur significant brokerage costs in purchasing portfolio securities.

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14 The current holders of the Unregistered Funds are various Baptist Plans, as discussed above. One of the Unregistered Funds is also available directly to employee benefit plan participants.

15 We note that the New Series will not have any existing shareholders at the time of the Proposed Exchanges and thus there is no danger of dilution of shareholder interests.

The Proposed Exchanges are designed so that after the transfer of assets is completed the current holders of each Unregistered Fund will possess substantially the same assets under the new mutual fund structure. In essence, the Proposed Exchanges will result in a change in the form in which assets are held, rather than a disposition or traditional purchase transaction giving rise to Section 17(a) concerns.

The thrust of Commission policy in this area is that, whenever a transaction is proposed between a registered investment company and any of its affiliated persons, "... no person who is responsible for evaluating and approving the terms of a proposed transaction on behalf of such persons would have a significant personal financial interest in improperly influencing those terms."[16] Neither the Board nor the trustees of GuideStone Financial will obtain any improper financial benefit from the Proposed Exchanges -- the conflict that Section 17(a) is intended to prevent.

Furthermore, the Proposed Exchanges will comply with substantially all aspects of Rule 17a-7, which provides exemptive relief from Section 17(a) if certain conditions are met. The Proposed Exchanges will not comply, however, with subsection (a) of Rule 17a-7 -- which requires in connection with certain purchase and sales transactions that there be no consideration other than cash payments against prompt delivery of securities for which market quotations are readily available. The purpose of Rule 17a-7 was to permit investment companies to sell securities between themselves at current market prices without incurring unnecessary costs. Here, although primarily securities (as opposed to cash) will be transferred in the Proposed Exchanges, the transactions will occur at fair value and no brokerage commissions other than ordinary transfer agency fees will be incurred by the parties.[17] Therefore, the Proposed Exchanges are in substance the type of transaction ordinarily exempted by Rule 17a-7.

2. *Consistency with the General Purposes of the Investment Company Act*

The Proposed Exchanges would be consistent with the general purposes of the Investment Company Act, which are to mitigate and, so far as feasible, eliminate the conditions enumerated in Section 1(b) of the Investment Company Act which adversely affect the national public interest and the interest of investors. In particular, the opportunity to avoid brokerage fees, the lack of financial benefit to any investor party or principal in the transaction and the fact

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16 Investment Company Act Release No. 11136 (Apr. 21, 1980) (expanding Rule 17a-7 exemption from the prohibition contained in section 17(a)).

17 Federated Investors, (pub. avail. Apr. 21, 1994).

that the Proposed Exchanges are, in essence, a change in the form in which the assets are held by the same investors, is consistent with the general purposes of the Investment Company Act.

3. *Consistency with the Policies of the Trust*

The Proposed Exchanges are consistent with each New Series' investment policies, as set forth in its prospectus. Each New Series will have the same investment objective and policies as those currently maintained by the corresponding Unregistered Fund.

III. CONCLUSION

For the foregoing reasons, we respectfully request that the staff agree not to recommend enforcement action to the Commission for a violation of Section 17(a)(1) if the Unregistered Funds transfer in-kind all of their assets to the New Series in exchange for shares of the New Series. Should you or any member of your staff have any questions concerning the foregoing or need additional information or clarification, please call either Fatima Sulaiman at (202) 778-9223 or Donald W. Smith at (202) 778-9079. In accordance with the provisions of Securities Act Release No. 6269 (December 5, 1980), we have enclosed seven additional copies of this no-action request.

Sincerely,

Fatima S. Sulaiman

cc: Patricia A. Weiland
GuideStone Funds

Donald W. Smith